1933 Act File No.: 333-167524

1940 Act File No.:  811-22166

CIK No.:  1468677

Securities and Exchange Commission

Washington, D.C.  20549

Form S-6

Amendment No. 2

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A. Exact name of trust: Matrix Defined Trusts 19

B. Name of depositor: Matrix Capital Group, Inc.

C. Complete address of depositor’s principal executive offices:

420 Lexington Avenue, Suite 601

New York, New York 10170

D. Name and complete address of agent for service:

With a copy to:
Christopher Anci, President Matrix Capital Group, Inc. 420 Lexington Avenue, Suite 601 New York, New York 10170	Scott R. Anderson Chapman and Cutler LLP 111 W. Monroe St. Chicago, Illinois 60603-4080

E. Title of securities being registered:  Units of undivided beneficial interest in the trust

F. Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed.  No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated December 31, 2012
Subject to Completion

Patent-Pending

Convexcel SUITSM U.S. Treasury Strips and Option Trust, Series 2

(A unit investment trust included in Matrix Defined Trusts 19)

As described more fully in this prospectus with capitalized terms as defined herein:

• Portfolio of “zero-coupon” U.S. Treasury obligation, exchange-traded options and cash

• Designed for investors who intend to purchase units at inception and hold until the trust’s mandatory termination date and seek a percentage total return per unit that increases by 2 times any percentage increase in the value of the Reference Asset relative to the Initial Reference Level up to a maximum return of [16.0%]. Investors should be willing to forgo interest and dividend payments and, if the Reference Asset declines by more than 10%, be willing to lose some or all of their investment. There is no assurance that the trust will achieve its designed investment objective.

• Minimum purchase of [$4,400] and in integral multiples of excess thereof.

Prospectus

____________, 2013

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any contrary representation is a criminal offense.

Convexcel SUITSM U.S. Treasury Strips and Option Trust, Series 2

OVERVIEW

Convexcel SUITSM U.S. Treasury Strips and Option Trust, Series 2 (the “trust”) is a unit investment trust.  Matrix Capital Group, Inc.* (the “sponsor”) serves as the sponsor of the trust.

INVESTMENT OBJECTIVE

The trust seeks to provide target returns related to the price return performance of the iShares MSCI Emerging Markets Index Fund (the “Reference Asset”).  There is no assurance that the trust will achieve its investment objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by utilizing a patent-pending investment strategy that involves investing in (i) exchange-traded option contracts and (ii) U.S. Treasury obligations (the “Treasury Obligations”).  The trust’s portfolio strives to earn target returns related to the price performance of the Reference Asset as more fully explained in this prospectus.  The expiration date for the options in the trust’s portfolio will be on or shortly before the trust’s mandatory termination date on [June __, 2014] (the “termination date”).  As explained below, the trust’s portfolio includes “call options” and “put options” which are related to the Reference Asset.

The trust’s investment strategy description, table and graph below are hypothetical illustrations of the mathematical principles underlying the Options and the operation of the trust’s investment strategy.  There is no assurance that the trust will achieve its investment objective through the use of this strategy.  Illustrations of the possible returns of the trust’s investment strategy assuming certain positive and negative returns of the Reference Asset relative to the Initial Reference Level appear under “The Trust—Option Expiration Examples” in this prospectus. Additional information about the strategy and the Options appears below.  These examples do not attempt to present any projection of actual trust performance.  These examples are merely intended to illustrate the operation of the Options in combination with the Treasury Obligations at the scheduled expiration and the amount per unit that the trust would receive or pay in certain situations at the scheduled expiration of the Options.  You may realize a return that is higher or lower than the intended return in certain cases, such as redeeming units prior to the trust’s mandatory termination date, where Options or Treasury Obligations are otherwise liquidated by the trust prior to expiration or increases in expenses of the trust above estimated levels including related to potential tax-related expenses.  These examples assume that the units were purchased at the trust’s inception and held until the trust’s mandatory termination date, that the Options are held by the trust to the Option Expiration Date and that the Treasury Obligations are held to maturity.

Summary of Defined Terms
Option Expiration Date	[June 21, 2014]
Trust Mandatory Termination Date	[June 25, 2014]
Reference Asset	iShares MSCI Emerging Markets Index Fund
Unit price at inception:	[$4,400 per unit]
Initial Reference Level:	[44] (an amount approximately equal to the current price of the Reference Asset at the trust’s inception)
Upside Multiplier:	[2.00]
Buffer Amount:	approximately [10%] of the trust’s unit price at inception
Buffer Return:	approximately [0%] of the trust’s unit price at inception
Maximum Return:	approximately [16%] of the trust’s unit price at inception
Minimum Return:	approximately [-90%] of the trust’s unit price at inception
Maximum payment at Trust mandatory termination date:	[$5,104 per unit (approximately 116% of the unit price at inception)]
Minimum payment at Trust mandatory termination date:	[$440 per unit (approximately 10% of the unit price at inception)]

The trust seeks to achieve its objective by investing in a portfolio selected by the portfolio consultant, Convexcel Asset Management, LLC (“Convexcel”) primarily consisting of:

• U.S. Treasury “zero-coupon” obligations (the “Treasury Obligations”) with a par value of [$4,000] per trust unit scheduled to mature on [May 15, 2014];

• an amount of [$____] per unit in cash, some of which will be designated to pay fees and expenses; and

• Purchased and written FLexible EXchange® Options (“FLEX Options”) scheduled to expire on [June 21, 2014] (the “Option Expiration Date”) referencing the performance of the Reference Asset (the “Options”).  At the trust inception the Options in the portfolio include:

o 2 purchased call options per unit (the “Purchased Call Options”) each with a strike price of [44.00] (the “Purchased Call Option Strike Price”) which strike price is at the Initial Reference Level;

o 2 written call options per unit (the “Written Call Options”) each with a strike price of [47.520] (the “Written Call Option Strike Price”) which strike price is approximately [108.0%] of the Initial Reference Level; and

o 1 written put option per unit (the “Put Option”, together with the Written Call Options the “Written Options”) with a strike price of [39.60] (the “Put Option Strike Price”) which strike price is [90%] of the Initial Reference Level.

Each Option entitles the holder thereof (i.e. the purchaser of the Option) to purchase (for the Purchased Call Options and Written Call Options) or sell (for the Put Options) 100 units of the Reference Asset at the strike price.

For units purchased at the trust’s inception date and held until the trust’s mandatory termination date, the collective investment in the Options and Treasury Obligations are intended to provide exposure to the performance of the Reference Asset which will vary depending on the value of the Reference Asset as of the Option Expiration Date (the “Reference Asset Closing Value”) relative to the Initial Reference Level:

• If the Reference Asset Closing Value is higher than the Initial Reference Level at the Option Expiration Date, the trust is intended to provide unitholders that purchase units on the trust inception date with “enhanced” total return on or about the trust’s mandatory termination date up to a maximum return of approximately [16%] of the public offering price per unit of [$4,400] at inception (the “Maximum Return”) equal to an amount per unit of approximately [$5,104].  At these levels, the trust is intended to provide unitholders with a percentage total return per unit that increases by 2 times (the “Upside Multiplier”) any percentage increase in the Reference Asset Closing Value relative to the Initial Reference Level up to the Maximum Return.  If the Reference Asset Closing Value is higher than the Initial Reference Level, the trust is intended to provide unitholders over the life of the trust with an amount per unit equal to the lesser of a) [$5,104] and b) [$4,400] plus 200 X (Reference Asset Closing Value — Initial Reference Level).  The Initial Reference Level is at or before the trust’s inception date and may not be the same as the value of the Reference Asset as of the trust’s inception date.

• If the Reference Asset Closing Value is lower than the Initial Reference Level at the Option Expiration Date but not by more than [10%] (the “Buffer Amount”), the trust is intended to provide unitholders that purchase units on the trust inception date with a percentage total return on or about the trust’s mandatory termination date of approximately [0%] of the public offering price per unit of [$4,400] at inception (“Buffer Return”) equal to an amount per unit of approximately [$4,400].

• If the Reference Asset Closing Value is more than [10%] lower than the Initial Reference Level at the Option Expiration Date (i.e. below the Buffer Amount), the trust is intended to provide unitholders on or about the trust’s mandatory termination date with a percentage total return per unit that decreases below the Buffer Return by 1 times any percentage decrease in the Reference Asset Closing Value relative to the Reference Reference Asset level to a minimum return of approximately [-90%] on a public offering price per unit of [$4,400] at inception (the “Minimum Return”) equal to an amount per unit of approximately [$440].  Below the Buffer Amount, the trust is intended to provide unitholders on or about the trust’s mandatory termination date with an amount per unit equal to [$4,400] minus 10 X ([39.6] — Reference Asset Closing Value).

Hypothetical Price Return of Reference Asset
Hypothetical Total Return for Trust
Maximum Return
Enhanced Participation
Buffer Return
Buffer Amount
Minimum Return
Hypothetical Total Return for Trust
(Reference Asset Closing Value-Initial Reference Level)/Initial Reference Level
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
-90%
-100%
-100%
-90%
-80%
-70%
-60%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
70%

The Options. The trust’s initial portfolio consists of three kinds of FLEX Options referred to as the Purchased Call Options, Written Call Options and Put Options.  The Options are all European style options, which means that they will be exercisable at the strike price only on the Option Expiration Date.  FLEX Options are customized option contracts available through a national securities exchange that are guaranteed for settlement by the Options Clearing Corporation (“OCC”), a market clearinghouse.  FLEX Options provide investors with the ability to customize key contract terms, like exercise prices, exercise styles and expiration dates, while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions.  Each Option entitles the holder thereof (i.e. the purchaser of the Option) to purchase (for the Purchased Call Options and Written Call Options) or sell (for the Put Options) 100 units of the Reference Asset at the strike price.

Purchased Call Options.  Two Purchased Call Options will be held per trust unit.  If the Reference Asset Closing Value is less than or equal to the Purchased Call Option Strike Price (which is equal to the Reference Asset Reference Value) at the Option Expiration Date, the Purchased Call Options will expire without a payment being made to the trust.  If the Reference Asset Closing Value is greater than the Purchased Call Option Strike Price, then the 2 Purchased Call Options per unit will collectively provide for a per unit dollar amount payment of 200 X (Reference Asset Closing Value — Purchased Call Option Strike Price) to be made to the trust on the Option Expiration Date.

Written Call Options.  Two Written Call Options will be held per trust unit.  If the Reference Asset Closing Value is less than or equal to the Written Call Option Strike Price (which is [47.52] or approximately [108%] of the Reference Asset Reference Value) at the Option Expiration Date, the Written Call Options will expire without a payment being made by the trust.  If the Reference Asset Closing Value is greater than the Written Call Option Strike Price, then the 2 Written Call Options per unit will collectively provide for a per unit dollar amount payment of 200 X (Reference Asset Closing Value — Written Call Option Strike Price) to be made by the trust on the Option Expiration Date.  The trust is designed so that any amount owed by the trust on the Written Call Options are covered by proceeds from the Purchased Call Options.

Written Put Options.  One Put Option will be held per trust unit.  If the Reference Asset Closing Value is greater than or equal to the Put Option Strike Price (which is [39.60] or approximately [90%] of the Reference Asset Reference Value) at the Option Expiration Date, the Put Options will expire without a payment being made by the trust.  If the Reference Asset Closing Value is greater than the Put Option Strike Price, then the 1 Put Option per unit will collectively provide for a per unit dollar amount payment of 100 X (Put Option Strike Price — Reference Asset Closing Value) to be made by the trust on the Option Expiration Date.  The trust is designed so that any amount owed by the trust on the Put Options and Written Call Options is covered by proceeds from the Treasury Obligations and cash in the trust.

Treasury Obligations.  The Treasury Obligations consist of zero-coupon obligations issued by the United States Treasury and are backed by the full faith and credit of the United States government.  The trust is designed so that the total maturity value of the Treasury Obligations is approximately [$4,000] per unit.  The Treasury Obligations are scheduled to mature on [May 15, 2014].

The Reference Asset.  We have derived the following information regarding the Reference Asset from publicly available documents published by BlackRock®, Inc. (collectively with its affiliates, “BlackRock®”), the sponsor and advisor of the Reference Asset.  Neither Matrix nor Convexcel have independently verified the accuracy or completeness of the following information.  Neither Matrix or Convexcel are affiliated with the Reference Asset or BlackRock® and the Reference Asset and BlackRock® will have no obligations with respect to the trust.  This prospectus relates only to the trust and does not relate to the shares of the Reference Asset.  Neither Matrix nor Convexcel participates in the preparation of the publicly available documents described below.  Neither Matrix nor Convexcel have made any due diligence inquiry with respect to the Reference Asset in connection with the offering of units of the trust.  There can be no assurance that all events occurring prior to the date of this prospectus, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Reference Asset have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Asset could affect the value of the shares of the Reference Asset and therefore could affect your return from investing in units of the trust.

 Information concerning the Reference Asset filed with the SEC by iShares, Inc. under the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively.  Information provided to or filed with the SEC can be inspected and copied at the public reference facility maintained by the SEC or through the SEC’s website at www.sec.gov. None of this publicly available information is incorporated by reference into this prospectus.

 The selection of the Reference Asset is not a recommendation to buy or sell the shares of the Reference Asset.  Matrix, Convexcel and their affiliates do not make any representation to you as to the performance of the shares of the Reference Asset.

The Reference Asset seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index (the “Reference Index”). The Reference Asset typically earns income from dividends from securities held by the Reference Asset. These amounts, net of expenses and taxes (if applicable), are passed along to the Reference Asset’s shareholders as “ordinary income.”  In addition, the Reference Asset realizes capital gains or losses whenever it sells securities.  Net long-term capital gains are distributed to shareholders as “capital gain distributions.”  However, because the trust holds options linked only to the share price of the Reference Asset, the trust will not be entitled to receive income, dividend, or capital gain distributions from the Reference Asset or any equivalent payments.

 “iShares®” and “BlackRock®” are registered trademarks of BlackRock®. The trust is not sponsored, endorsed, sold, or promoted by BlackRock®, iShares®  or any of their affiliates.  BlackRock®,iShares® and their affiliates do not make any representations or warranties to the unitholders or the trust or any member of the public regarding the advisability of investing in the trust.  BlackRock®,iShares® and their affiliates shall not have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the units of the trust or in connection with our use of information about the Reference Asset.

 The shares of the Reference Asset trade on the NYSE Arca under the symbol “EEM.”

 The Reference Index. We have derived all information contained in this prospectus regarding the Reference Index, including, without limitation, its composition, method of calculation and changes in its components, from publicly available information.  The information reflects the policies of, and is subject to change by MSCI Inc. (“MSCI”), the sponsor of the Reference Index. MSCI has no obligation to continue to publish, and may discontinue publication of, the Reference Index.

 The Reference Index is intended to measure equity market performance in the global emerging markets.  The Reference Index is a free float-adjusted market capitalization equity index with a base date of December 31, 1987 and an initial value of 100.  The Reference Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours.  The Reference Index currently consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia,  Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, and Turkey.

 The Reference Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

The Reference Index is determined, composed and calculated by MSCI without regard to the exchange-traded option contracts or the trust.  MSCI does not guarantee the accuracy and/or uninterrupted calculation of the Reference Index or any data included therein.  In publishing the Reference Index, MSCI make no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use of the Reference Index or any data included therein.  MSCI has no obligation to take the needs of the trust or unitholders into consideration in determining, composing or calculating the Reference Index.

The trust is not sponsored, endorsed, sold or promoted by MSCI.  MSCI has not passed on the legality or suitability of, or the accuracy or adequacy of, descriptions and disclosures relating to the trust.  MSCI makes no representations or warranties, express or implied, regarding the advisability of investing in the trust or results to be obtained by the trust, unitholders or any other person or entity from use of the

Index.  MSCI has no liability in connection with the management, administration, marketing or trading of the trust.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust.  The trust also might not perform as well as you expect.  This can happen for reasons such as these:

• The trust’s investment strategy is designed to achieve its investment objective over the life of the trust.  The trust’s investment strategy has not been designed to deliver on its objective if the units are bought after the trust’s inception date or redeemed prior to the trust’s mandatory termination date.  Prior to trust’s mandatory termination date, the value of the securities in the trust could vary because of related factors other than the price of the Reference Asset.  Certain related factors may include, but are not limited to, interest rates, implied volatility levels of the Reference Asset and implied dividend levels of the Reference Asset, among others.

• Security prices will fluctuate.  The value of your investment may fall over time.  An investment in units represents an indirect investment in Treasury Obligations and the Options.  Amounts available to distribute to unitholders upon termination of the trust will depend primarily on the performance of the trust’s investment and are not guaranteed.  The units at any point in time may be worth less than the original investment.

• The trust return is subject to a capped upside and partial downside protection.   The target return for units purchased on the trust’s inception date and held for the life of the trust is based on the performance of the Reference Asset, subject to a Maximum Return.  If the Reference Asset increases more than approximately [8.0]% over the Initial Reference Level as of the Option expiration date, the return on units purchased on the trust’s inception date and held for the life of the trust will be capped at the Maximum Return and may be less than the performance of the Reference Asset.  Because the Buffer Amount is designed to protect only against Reference Asset price declines relative to the Initial Reference Level over the life of the trust of approximately [10%], unitholders may experience significant losses on their investment if the Reference Asset declines by more than this amount.  The trust’s ability to provide enhanced return, capped upside at the Maximum Return level and partial downside protection is dependent on unitholders purchasing units at the trust’s inception and holding until the trust’s mandatory termination date.  You may realize a return that is higher or lower than the intended returns in certain cases, such as redeeming units prior to the trust’s mandatory termination date, where Options or Treasury Obligations are otherwise liquidated by the trust prior to expiration or increases in expenses of the trust above estimated levels including related to potential tax-related expenses.

• The trust is subject to Reference Asset performance and equity risk.   The Options represent indirect positions in the Reference Asset and are subject to changes in value as the Reference Asset rises or falls.  The value of the Options may be adversely affected by various factors, including factors affecting the Reference Asset, Reference Index and the value of the underlying securities held by the Reference Asset or comprise the Reference Index.  The settlement value of the Options is based on the Reference Asset Closing Value on the Option Expiration Date only, and will be substantially determined by market conditions as of such time.  The Reference Index consists primarily of stocks, the returns of which may vary from those of the stock market performance in the global emerging markets. The price of the Reference Asset and the value of the Reference Index will fluctuate over time based on changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates, the supply and demand for stocks in the global emerging markets and other factors.

• Owning the units of the trust is not the same as owning the Reference Asset or a security directly linked to the Reference Asset. The return on the trust will not reflect the return you would realize if you actually owned shares of the Reference Asset or a security directly linked to the performance of the Reference Asset and held such investment for a similar period.  Your units may trade quite differently from the Reference Asset.  Changes in the price of the Reference Asset may not result in comparable changes in the market value of your units.

• You will not have any shareholder rights and will have no right to receive any shares of the Reference Asset at maturity. Investing in the trust will not make you a holder of any shares of the Reference Asset.  Neither you nor any other unitholder will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those securities.

• Changes that affect the MSCI Emerging Markets Index will affect the market value of the units and the amount you will receive at termination date. The policies of MSCI concerning the calculation of the Reference Index, additions, deletions or substitutions of the components of the Reference Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Reference Index and, therefore, could affect the share price of the Reference Asset, the amount payable on the units at termination, and the value of the units prior to termination date. The amount payable on the units and their value could also be affected if MSCI changes these policies, for example, by changing the manner in which it calculates the Reference Index, or if  MSCI discontinues or suspends the calculation or publication of the Reference Index.

MSCI is not an affiliate of the sponsor and will not be involved in any offerings of the units of the trust in any way.  Consequently, the sponsor has no control over the actions of MSCI.  MSCI has no obligation of any sort with respect to the units of the trust.  Thus, MSCI has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the units.  None of our proceeds from any issuance of the units will be delivered to MSCI.

• An investment in the units of the trust is subject to risks associated with foreign securities markets. The Reference Index is the MSCI Emerging Markets Index, which tracks the value of certain foreign equity securities.  You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks.  The foreign securities markets comprising the Reference Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-

shareholdings in foreign companies, may affect trading prices and volumes in these markets.  Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions.  These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region.

• An investment in the units of the trust linked to the iShares MSCI Emerging Markets Index Fund is subject to foreign currency exchange rate risk. The share price of the Reference Asset will fluctuate based upon its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the stocks held by the Reference Asset are traded.

• Adjustments to the Reference Asset could adversely affect the units of the trust. BlackRock® in its role as the sponsor and advisor of the Reference Asset, is responsible for calculating and maintaining the Reference Asset. BlackRock® can add, delete or substitute the stocks comprising the Reference Asset or make other methodological changes that could change the share price of the Reference Asset at any time.  If one or more of these events occurs, the calculation of the amount payable at termination date may be adjusted to reflect such event or events.

• The sponsor, portfolio consultant and their affiliates do not have any affiliation with the investment advisor of the Reference Asset and are not responsible for its public disclosure of information. The sponsor, portfolio consultant and their affiliates are not affiliated with BlackRock® in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset.

• The correlation between the performance of the Reference Asset and the performance of the Reference Index may be imperfect. The performance of the Reference Asset is linked principally to the performance of the Reference Index. However, because of the potential discrepancies, the return on the Reference Asset may correlate imperfectly with the return on the Reference Index.

• The Reference Asset is subject to management risks. The Reference Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

• The value of the Written Options reduces the value of your units.  As the value of the Written Options increases, it has a negative impact on the value of your units.

• The value of the Options may change with the implied volatility of the Reference Asset.

• The value of the trust does not appreciate due to dividend payments.  The trust seeks to provide target returns on the performance of the Reference Asset and does not include returns from dividends.

• The values of the Options do not increase or decrease at the same rate as the Reference Asset.

• The trust may experience substantial downside from certain of the Options.

• The value of the Treasury Obligations will generally fall if interest rates, in general, rise.  No one can predict whether interest rates will rise or fall in the future.  The trust invests a substantial proportion of it assets in stripped zero-coupon Treasury Obligations.  These bonds may be subject to greater price fluctuations with changing interest rates and contain additional risks.

• The trust might not achieve its objective in certain circumstances. These circumstances may include, but are not limited to, if the Reference Asset decreases in value or, if the trust disposes of Options or Treasury Obligations to pay unit redemptions or trust expenses or due to adverse tax law changes affecting treatment of the Options.

• No one can guarantee that a liquid secondary trading market will exist for the Options.

• We do not actively manage the portfolio.  Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

WHO SHOULD INVEST

You should consider this investment if you want:

• to own securities representing interests in Treasury Obligations and written and purchased options contracts in a single investment.

• the potential for limited capital appreciation.

You should not consider this investment if you:

• are uncomfortable with the risks of an unmanaged investment in Treasury Obligations and written and purchased option contracts.

• are uncomfortable with exposure to the risks associated with the options.

• are seeking income or unlimited capital appreciation potential.

ESSENTIAL INFORMATION
Unit price at inception	[$4,400]

Principal Amount of Treasury Obligations per unit	[$4,000]

Inception date	January __, 2013
Termination date	June __, 2014

Distribution dates	10th day of December
Record dates	25th day of December

CUSIP Number

Minimum investment	$[4,400]/1 unit

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $[14,250] unit price.  Actual expenses may vary.

Sales Fee	As a % of Public Offering Price	Amount per Unit
Initial sales fee	[0.00%]	[$0.00]
Deferred sales fee	[0.__]	[0.__]
Maximum sales fee	[0. %]	[$ . ]
Estimated Organization Costs*	[0. %]	[$ . ]

Annual Operating Expenses	As a % of Net Assets	Amount per Unit
Trustee fee & expenses	[0.___%]	[$___]
Supervisory, evaluation and administration fees	[0._____]	[____]
Total	[0. %]	[$ . ]

The deferred sales fee is a fixed dollar amount equal to $0.___ per unit which, as a percentage of the public offering price, will vary over time.  At a public offering price of $_____ per unit, the deferred sales fee will be ______% of the public offering price per unit.  If the price you pay for your units exceeds $_____ per unit, the deferred sales fee will be less than ____% of the public offering price.  If the price you pay for your units is less than $______ per unit, the deferred sales fee will exceed ____% of the public offering price; however, in no event will the maximum sales fee exceed ____% of the public offering price per unit.  The deferred sales fee will be deducted monthly for the life of the trust.  Each installment (approximately $0._____ per unit) will be deducted on the last business day of each month from ________ 2013 through ________ and the remaining amount of the deferred sales fee ($0.___ per unit) will be deducted on the last business day in _________.  If units are redeemed prior to the deferred sales fee period, the residual deferred sales fee will not be collected.

If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of the amount of any remaining deferred sales fee payments.  If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales fee of $_____ per unit.

*  Organization costs include the portfolio consulting fee paid to Convexcel for its selection of the trust’s portfolio.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds.  In the example we assume that the expenses do not change and that the trust’s annual return is 5%.  Your actual returns and expenses will vary.  Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$
18 months (life of trust)	$

Convexcel SUITSM U.S. Treasury Strips and Option Trust, Series 2

(Matrix Defined Trusts 19)

Portfolio

As of the trust inception date, ____________

Name of Issuer and Title of Treasury Obligation(1)	Percentage of Aggregate Offering Price	Par Value	Cost of Securities to Trust(2)
TREASURY OBLIGATIONS—__%
U.S. Treasury “Zero Coupon” Security (Strips Issue), Due 5/14/2014(3)(5)	______%	$_________	$__________
TOTAL TREASURY OBLIGATIONS	______%	$__________	$__________

Description of Options(1)	Strike Price as Percentage of Initial Reference Level	Percentage of Aggregate Offering Price	Number of Contracts	Market Value per Contract (2)	Market Value to Trust (2)
FLEX OPTIONS-__% (4)
Purchased Call Options on iShares MSCI Emerging Markets Index Fund, Expire 6/21/2014 (5)	[100.00%]	_____%		$____	$______
Written Call Options on iShares MSCI Emerging Markets Index Fund, Expire 6/21/2014 (5)	[108.00%]	(____%)		$____	$______
Written Put Options on iShares MSCI Emerging Markets Index Fund, Expire 6/21/2014 (5)	[90.00%]	(____%)		$____	$______
TOTAL OPTIONS		_____%			$______

TOTAL	100.00%	$______

(1) Securities are represented by contracts to purchase securities.

(2) The value of U.S. Treasury obligations is based on the current offering side evaluation as of the close of the New York Stock Exchange on the business day prior to the trust’s inception date.  The value of FLEX Options® is based on the most recent closing sale price (or current ask price if there is no closing sale price) as of the close of the New York Stock Exchange on the business day prior to the trust’s inception date.  The aggregate offering or ask price is greater than the aggregate bid price of securities which is the basis on which redemption prices will be determined for the purpose of redemption of units after the initial offering period.

Account Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust.  The framework under the standard is comprised of a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1:  Quote prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2:  Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect on a trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investment as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Treasury Obligations	---	$______	$____
Options	---	$______	$____
Total	$------	$______	$------

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of securities to the trust) are $_______ and $______, respectively.

(3) The U.S. Treasury “Zero Coupon” securities do not pay interest. On the maturity date thereof, the entire maturity value becomes due and payable. Generally, a fixed yield is earned on such security which takes into account the semi-annual compounding of accrued interest.

(4) The Options can be exercised on the Option Expiration Date on [June 21, 2014].  Each Option entitles the holder thereof (i.e. the purchaser of the Option) to purchase (for the Purchased Call Options and Written Call Options) or sell (for the Put Options) 100 units of the Reference Asset at the strike price.

(5) This is a non-income producing security.

The Trust

OPTION EXPIRATION EXAMPLES

The following table illustrates the payments on the Options and examples of hypothetical trust returns for units held from the trust inception date to the scheduled mandatory termination date of the trust. The examples are based on various levels of assumed Reference Asset Closing Values as of the trust’s mandatory termination date.  The table below is a hypothetical illustration of the mathematical principles underlying the Options and the trust’s investment strategy. The illustration does not predict or project the performance of units, the trust or the trust’s investment strategy. All amounts are rounded for ease of understanding.  For an explanation of the Option computations, please refer to the discussion under “Principal Investment Strategy”. Where payments per unit at Option Expiration are described below, negative amounts indicate a payment to be made by the trust and positive amounts indicate a payment to be received by the trust.

The amount shown in the table below under “Maturity Value of Treasury Obligations per Unit” is the “Principal amount of Treasury Obligations per unit at inception” shown under “Investment Strategy—Essential Information”. This amount could vary over the trust’s life if the trust is required to sell Treasury Obligations to satisfy unit redemptions or trust expenses, however cash has been deposited to pay estimated trust fees and expenses.  The amount shown in the table below under “Cash Deposited Less All Fees and Expenses over Life of Trust per Unit” is the amount of cash deposited at the trust’s inception per unit less an estimate of all fees and expenses per unit based on the amounts shown under “Fee Table”.

The amount shown in the table below under “Hypothetical Amount per Unit over the Trust Life” is the sum of the prior five columns. This amount is only a hypothetical illustration of the mathematical principles underlying the Options and the trust’s investment strategy and applies only to a theoretical investment held from the trust’s inception date through the trust’s scheduled termination on the mandatory termination date set forth under “Investment Strategy— Essential Information”.  The actual distributions that you receive will vary from these estimates with changes in expenses, interest rates and maturity, call, default or sale of bonds.  The Amount shown under “Hypothetical Total Return for Trust” is the amount under “Hypothetical Amount per Unit over the Trust Life” divided by the public offering price per unit of [$4,400] at inception.

Hypothetical Reference Asset Return (Reference Asset Closing Value / Initial Reference Level -100%)	Reference Asset Closing Value	Payment at Option Expiration Date on Purchased Call Options per unit	Payment at Option Expiration Date on Written Call Options per unit	Payment at Option Expiration Date on Written Put Options per unit	Cash Deposited Less All Fees and Expenses over Life of Trust per Unit	Maturity Value of Treasury Obligations per Unit	Hypothetical Amount per Unit over the Trust Life	Hypothetical Total Return for Trust
138.64%	[$105.00]	[$12200.00]	[$-11496.00]	[$0.00]	[$400.00]	[$4000.00]	[$5104.00]	[16.00%]
115.91%	[$95.00]	[$10200.00]	[$-9496.00]	[$0.00]	[$400.00]	[$4000.00]	[$5104.00]	[16.00%]
70.45%	[$75.00]	[$6200.00]	[$-5496.00]	[$0.00]	[$400.00]	[$4000.00]	[$5104.00]	[16.00%]
47.73%	[$65.00]	[$4200.00]	[$-3496.00]	[$0.00]	[$400.00]	[$4000.00]	[$5104.00]	[16.00%]
25.00%	[$55.00]	[$2200.00]	[$-1496.00]	[$0.00]	[$400.00]	[$4000.00]	[$5104.00]	[16.00%]
9.09%	[$48.00]	[$800.00]	[$-96.00]	[$0.00]	[$400.00]	[$4000.00]	[$5104.00]	[16.00%]
8.00%	[$47.52]	[$704.00]	[$0.00]	[$0.00]	[$400.00]	[$4000.00]	[$5104.00]	[16.00%]
6.82%	[$47.00]	[$600.00]	[$0.00]	[$0.00]	[$400.00]	[$4000.00]	[$5000.00]	[13.64%]
4.55%	[$46.00]	[$400.00]	[$0.00]	[$0.00]	[$400.00]	[$4000.00]	[$4800.00]	[9.09%]
2.27%	[$45.00]	[$200.00]	[$0.00]	[$0.00]	[$400.00]	[$4000.00]	[$4600.00]	[4.55%]
0.00%	[$44.00]	[$0.00]	[$0.00]	[$0.00]	[$400.00]	[$4000.00]	[$4400.00]	[0.00%]
-1.14%	[$43.50]	[$0.00]	[$0.00]	[$0.00]	[$400.00]	[$4000.00]	[$4400.00]	[0.00%]
-2.27%	[$43.00]	[$0.00]	[$0.00]	[$0.00]	[$400.00]	[$4000.00]	[$4400.00]	[0.00%]
-4.55%	[$42.00]	[$0.00]	[$0.00]	[$0.00]	[$400.00]	[$4000.00]	[$4400.00]	[0.00%]
-6.82%	[$41.00]	[$0.00]	[$0.00]	[$0.00]	[$400.00]	[$4000.00]	[$4400.00]	[0.00%]
-9.09%	[$40.00]	[$0.00]	[$0.00]	[$0.00]	[$400.00]	[$4000.00]	[$4400.00]	[0.00%]
-10.00%	[$39.60]	[$0.00]	[$0.00]	[$0.00]	[$400.00]	[$4000.00]	[$4400.00]	[0.00%]
-20.45%	[$35.00]	[$0.00]	[$0.00]	[$-460.00]	[$400.00]	[$4000.00]	[$3940.00]	[-10.45%]
-26.14%	[$32.50]	[$0.00]	[$0.00]	[$-710.00]	[$400.00]	[$4000.00]	[$3690.00]	[-16.14%]
-31.82%	[$30.00]	[$0.00]	[$0.00]	[$-960.00]	[$400.00]	[$4000.00]	[$3440.00]	[-21.82%]
-37.50%	[$27.50]	[$0.00]	[$0.00]	[$-1210.00]	[$400.00]	[$4000.00]	[$3190.00]	[-27.50%]
-43.18%	[$25.00]	[$0.00]	[$0.00]	[$-1460.00]	[$400.00]	[$4000.00]	[$2940.00]	[-33.18%]
-48.86%	[$22.50]	[$0.00]	[$0.00]	[$-1710.00]	[$400.00]	[$4000.00]	[$2690.00]	[-38.86%]
-54.55%	[$20.00]	[$0.00]	[$0.00]	[$-1960.00]	[$400.00]	[$4000.00]	[$2440.00]	[-44.55%]
-60.23%	[$17.50]	[$0.00]	[$0.00]	[$-2210.00]	[$400.00]	[$4000.00]	[$2190.00]	[-50.23%]
-65.91%	[$15.00]	[$0.00]	[$0.00]	[$-2460.00]	[$400.00]	[$4000.00]	[$1940.00]	[-55.91%]
-71.59%	[$12.50]	[$0.00]	[$0.00]	[$-2710.00]	[$400.00]	[$4000.00]	[$1690.00]	[-61.59%]
-77.27%	[$10.00]	[$0.00]	[$0.00]	[$-2960.00]	[$400.00]	[$4000.00]	[$1440.00]	[-67.27%]
-82.95%	[$7.50]	[$0.00]	[$0.00]	[$-3210.00]	[$400.00]	[$4000.00]	[$1190.00]	[-72.95%]
-88.64%	[$5.00]	[$0.00]	[$0.00]	[$-3460.00]	[$400.00]	[$4000.00]	[$940.00]	[-78.64%]
-100.00%	[$0.00]	[$0.00]	[$0.00]	[$-3960.00]	[$400.00]	[$4000.00]	[$440.00]	[-90.00%]

The table above is provided for illustrative purposes only and is hypothetical. It does not purport to be representative of every possible scenario concerning increases or decreases in the Reference Asset. No one can predict the Reference Asset Closing Level. The assumptions made in connection with the examples may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset or the return on trust units. These examples do not attempt to present all possible payments/returns at expiration of the Options or termination of the trust and do not present any projection of actual trust performance. These examples are merely intended to illustrate the operation of the Options at the scheduled expiration and the amount per Option that the trust would receive or pay in certain situations at the scheduled expiration of the Options along with hypothetical returns per unit for units held from the trust inception to termination.

For example, if the Reference Asset Closing Value relative to the Initial Reference Level at the Option Expiration Date was approximately [238.64%], (an Reference Asset Closing Level of [105.00]) then over the life of the trust:

• the trust would receive a payment of approximately [$12,200] per unit on the Purchased Call Options at the Option Expiration Date,

• the trust would be obligated to make a payment of approximately [$11,496.00] per unit on the Written Call Options at the Option Expiration Date,

• no payment would be made with respect to the Put Options as they would expire worthless,

• the Treasury Obligations would mature in an amount of approximately [$4,000] per unit;

• approximately [$400] per unit would remain after paying all fees and expenses; and

•  the hypothetical total return of the trust to unitholders would be approximately [$5,104.00] per unit for an approximately [16%] return, the Maximum Return, based on the public offering price per unit of approximately [$4,400] at inception.

Or, if the Reference Asset Closing Value relative to the Initial Reference Level at the Option Expiration Date was approximately [106.82%], (an Reference Asset Closing Level of [47]) then over the life of the trust:

• the trust would receive a payment of approximately [$600] per unit on the Purchased Call Options at the Option Expiration Date,

• no payment would be made with respect to the Written Call Options as they would expire worthless,

• no payment would be made with respect to the Put Options as they would expire worthless,

• the Treasury Obligations would mature in an amount of approximately [$4,000] per unit;

• approximately [$400] per unit would remain after paying all fees and expenses; and

• the hypothetical total return of the trust to unitholders would be approximately [$5,000] per unit for an approximately [13.64%] return based on the public offering price per unit of [$4,400] at inception.

Or, if the Reference Asset Closing Value relative to the Initial Reference Level at the Option Expiration Date was approximately [93.18%], (an Reference Asset Closing Level of [41]) then over the life of the trust:

• no payment would be made with respect to the Purchased Call Options as they would expire worthless,

• no payment would be made with respect to the Written Call Options as they would expire worthless,

• no payment would be made with respect to the Put Options as they would expire worthless,

• the Treasury Obligations would mature in an amount of approximately [$4,000] per unit;

• approximately [$400] per unit would remain after paying all fees and expenses; and

• the hypothetical total return of the trust to unitholders would be approximately [$4,400] per unit, the Maximum Return for the trust for an approximately [0%] return, the Buffer Return, based on the public offering price per unit of [$4,400] at inception.

Or, if the Reference Asset Closing Value relative to the Initial Reference Level at the Option Expiration Date was approximately [62.50%], (an Reference Asset Closing Level of [27.50]) then over the life of the trust:

• no payment would be made with respect to the Purchased Call Options as they would expire worthless,

• no payment would be made with respect to the Written Call Options as they would expire worthless,

• the trust would make a payment of approximately [$1,210] per unit on the Put Options at the Option Expiration Date,

• the Treasury Obligations would mature in an amount of approximately [$4,000] per unit;

• approximately [$400] per unit would remain after paying all fees and expenses; and

• the hypothetical total return of the trust to unitholders would be approximately [$3,190] per unit for an approximately [-27.50%] return per unit based on the public offering price per unit of [$4,400] at inception.

These examples assume that the units were purchased at the trust’s inception and held until the trust’s termination date and that the Options are held by the trust to the Option Expiration Date on [June 21, 2014] and that all Options are paid according to their terms. These examples also assume that the Treasury Obligations are held until their maturity date and that the full principal value of the Treasury

Obligations is paid upon maturity in accordance with the terms of the Treasury Obligations. These examples do not show the past performance of the Reference Asset or any investment. These examples are for illustrative purposes only and are not intended to be indicative of future results of the Reference Asset, the Options or the trust’s units. The examples only illustrate payments related to the Options at the scheduled Option expiration and hypothetical performance of the trust’s assets at the scheduled termination date. You may realize a return that is higher or lower than the intended return in certain cases, such as redeeming units prior to the trust’s mandatory termination date, where Options or Treasury Obligations are otherwise liquidated by the trust prior to expiration or increases in expenses of the trust above estimated levels including related to potential tax-related expenses.

HOW TO BUY UNITS

You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional.  The units of the trust are only available for purchase through registered investment advisors.  Unit prices are available daily on the Internet at www.matrixdefinedtrusts.com.  The public offering price of units includes:

• the net asset value per unit plus,

• cash to pay organization costs, plus

• cash to pay sales fee.

The “net asset value per unit” is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. In calculating the net asset value per unit, the value of the Written Options are netted against the value of the Treasury Obligations, cash and Purchased Call Options.  We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.  Units of the trust are available for purchase through financial professionals, including the sponsor, and are not available for purchase directly from the trust.

Value of the Securities.  We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of the Options using the last sale price for the Options.  For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price the Options based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will do this if a security is not principally traded on a national securities exchange or a U.S. options exchange or if the market quotes are unavailable or inappropriate.

We generally determine the value of the Treasury Obligations during the initial offering period based on the aggregate offering side evaluations of the Treasury Obligations determined (a) on the basis of current offering prices of the Treasury Obligations, (b) if offering prices are not available for any particular Treasury Obligation, on the basis of current offering prices for comparable securities, (c) by determining the value of the Treasury Obligations on the offer side of the market by appraisal, or (d) by any combination of the above. After the initial offering period ends, we generally determine the value of the Treasury Obligations as described in the preceding sentence based on the bid side evaluations rather than the offering side evaluations. The offering side price generally represents the price at which investors in the market are willing to sell a security and the bid side evaluation generally represents the price that investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering side evaluation and bid side evaluation of the Treasury Obligations.

Capelogic, Inc., an independent pricing service, determined the initial prices of the securities shown under “Portfolio” in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs.  During the initial offering period, part of the public offering price of the units represents an amount of cash deposited to pay the costs of creating your trust.  These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, portfolio consulting fees, the initial fees and expenses of the trustee and the initial audit.  Your trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier.  The value of your units will decline when your trust pays these costs.

Sales Fee.  You pay a fee in connection with purchasing units.  We refer to this fee as the “sales fee.”  The sales fee of the trust has only a deferred component and is a fixed-dollar amount of $0.____ per unit which, as a percentage of the public offering price, will vary over time.  At a public offering price of $____ per unit, the deferred sales fee will be ____% per annum of the public offering price per unit paid on a monthly basis.  If the price you pay for your units exceeds $__ per unit, the deferred sales fee will be less than ____%.  If the price you pay for your units is less than $__ per unit, the deferred sales fee will exceed ____%; however, in no event will the maximum sales fee exceed ____% of the public offering price per unit.  If applicable, the sales fee cap would be implemented by the sponsor foregoing collection of deferred sales fee from all unitholders to the extent necessary to ensure that no purchaser is assessed a total sales fee in excess of ___% of their public offering price per unit. The sponsor currently intends to suspend or terminate the offering of units if this were to occur.  Because the deferred sales fee is a fixed dollar amount per unit, your trust must charge this amount per unit regardless of any decrease in net asset value.  The actual sales fee that may be paid by an investor may differ slightly from the sales fees shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

The trust will not impose an initial sales fee prior to assessment of the first deferred sales fee payment.

Retirement Accounts.  The portfolio may be suitable for purchase in tax-advantaged retirement accounts.  You should contact your financial professional about the accounts offered and any additional fees imposed.

HOW TO SELL YOUR UNITS

You can sell or redeem your units on any business day the New York Stock Exchange is open through your financial professional or the trustee of your trust.  Unit prices are available daily on the internet at www.matrixdefinedtrusts.com or through your financial professional.  The sale and redemption price of units is equal to the net asset value per unit.  The sale and redemption price is sometimes referred to as the “liquidation price.”  Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

Redeeming Units.  You may redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining organization costs or deferred sales fee if you redeem units prior to collection. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days).  The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

Certain qualified unitholders permitted to hold the Options can request an in-kind distribution of the securities underlying units upon redemption rather than cash.  You should contact the trustee for detailed information on qualifying for an in-kind distribution.  You will receive whole shares of the applicable securities and cash equal to any fractional shares.  You may not request this option in the last 30 days of your trust’s life.  We may discontinue this option upon sixty days notice.

Selling Units.  We may maintain a secondary market for units.  This means that if you want to sell your units, we may buy them at the current net asset value.  We may then resell the units to other investors at the public offering price or redeem them for the redemption price.  Our secondary market repurchase price is the same as the redemption price.  Certain broker-dealers might also maintain a secondary market in units.  You should contact your financial professional for current repurchase prices to determine the best price available.  We may discontinue our secondary market at any time without notice.  Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

DISTRIBUTIONS

Distributions.  Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under “Essential Information” in the “Investment Summary” section of this prospectus.  In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution.  Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes.  The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

Reports.  The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution.  Each year the trustee will also provide an annual report on your trust’s activity and certain tax information.  You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

INVESTMENT RISKS

All investments involve risk.  This section describes the main risks that can impact the value of the securities in your portfolio.  You should understand these risks before you invest.  If the value of the securities falls, the value of your units will also fall.  We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

Market risk is the risk that the value of the securities in your trust will fluctuate.  This could cause the value of your units to fall below your original purchase price.  Market value fluctuates in response to various factors.  These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security.  While the Put Option and Call Options are individually related to the Reference Asset, the return on the options depends on the value of the Reference Asset at the Option Expiration Date.  The Option Expiration Date is [June 21, 2014].  Even though we supervise your portfolio, you should remember that we do not manage your portfolio.  Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

Options risk.  The value of the Options will be affected by changes in the value of the Reference Asset and the underlying securities, changes in interest rates, changes in the actual and perceived volatility of the stock market and the Reference Asset and the remaining time to the Option Expiration Date.  The value of the Options does not increase and decrease at the same rate as the value of the Reference Asset (although they generally move in the same direction).  However, as an Option approaches its expiration date, its value increasingly moves with the value of the Reference Asset.  The value of the Written Options reduces the value of your units.  As the value of these option contracts increases, it has a negative impact on the value of your units.  When the trust buys option contracts, the value of your units increases, but if the value of these options contracts decreases, it has a negative impact on the value of your units.  The trust may experience substantial downside from specific option contracts positions and certain option contract positions may expire worthless.

Treasury Obligations risk.  Treasury Obligations are direct obligations of the United States that are backed by the full faith and credit of the United States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices of less than their par value at maturity, indicating a market discount. Certain Treasury Obligations may have been purchased on the trust’s inception date at prices greater than their par value at maturity, indicating a market premium.  Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.    The trust invests a substantial proportion of its net assets in stripped zero coupon Treasury Obligations.  Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest.  Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

Reference Asset performance and equity risk.  The Options represent indirect positions in the Reference Asset and are subject to changes in value as the Reference Asset rises or falls.  The value of the Options may be adversely affected by various factors, including factors affecting the Reference Asset, Reference Index and the value of the underlying securities held by the Reference Asset or comprise the Reference Index.  The settlement value of the Options is based on the Reference Asset Closing Value on the Option Expiration Date only, and will be substantially determined by market conditions as of such time.  The Reference Index consists primarily of stocks, the returns of which may vary from those of the stock market performance in the global emerging markets. The price of the Reference Asset and the value of the Reference Index will fluctuate over time based on changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates, the supply and demand for stocks in the global emerging markets and other factors. Although common stocks have historically generated higher average returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatile returns. Common stocks are structurally subordinated to preferred stocks, bonds and other debt instruments in a company’s capital structure, and represent a residual claim on the issuer’s assets that have no value unless such assets are sufficient to cover all other claims.

 The return on the trust will not reflect the return you would realize if you actually owned shares of the Reference Asset or a security directly linked to the performance of the Reference Asset and held such investment for a similar period.  Your units may trade quite differently from the Reference Asset.  Changes in the price of the Reference Asset may not result in comparable changes in the market value of your units.  Even if the price of the Reference Asset increases during the life of the trust, the value of the units prior to termination date may not increase to the same extent.  It is also possible for the value of the units to decrease while the price of the Reference Asset increases. In addition, any dividends or other distributions paid on the Reference Asset will not be reflected in the amount payable on the units.

You will not have any shareholder rights and will have no right to receive any shares of the Reference Asset at maturity because investing in the trust will not make you a holder of any shares of the Reference Asset.  Neither you nor any other unitholder will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those securities.

Reference Asset adjustment risk.  Adjustments to the Reference Asset could adversely affect the units of the trust.  BlackRock® in its role as the sponsor and advisor of the Reference Asset, is responsible for calculating and maintaining the Reference Asset. BlackRock® can add, delete or substitute the stocks comprising the Reference Asset or make other methodological changes that could change the share price of the Reference Asset at any time.  If one or more of these events occurs, the calculation of the amount payable at termination date may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the value of the units of the trust.

The sponsor, portfolio consultant and their affiliates do not have any affiliation with the investment advisor of the Reference Asset and are not responsible for its public disclosure of information. The sponsor, portfolio consultant and their affiliates are not affiliated with BlackRock® in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. BlackRock® is not involved in any offering of the units of the trust in any way and has no obligation to consider your interests as unitholder in taking any actions relating to the Reference Asset that might affect the value of your units.  The sponsor, portfolio consultant and their affiliates have not independently verified the adequacy or accuracy of the information about BlackRock® or the Reference Asset contained in any public disclosure of information.  You, as an investor in the units of the trust, should make your own investigation into the Reference Asset.

Reference Asset management risk.  The Reference Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Reference Asset’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Reference Asset track the relevant industry or sector.

Reference Index market risk.  The Reference Index will affect the market value of the units and the amount you will receive at termination date. The policies of MSCI concerning the calculation of the Reference Index, additions, deletions or substitutions of the components of the Reference Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Reference Index and, therefore, could affect the share price of the Reference Asset, the amount payable on the units at termination, and the value of the units prior to termination date. The amount payable on the units and their value could also be affected if MSCI changes these policies, for example, by changing the manner in which it calculates the Reference Index, or if  MSCI discontinues or suspends the calculation or publication of the Reference Index.

MSCI is not an affiliate of the sponsor and will not be involved in any offerings of the units of the trust in any way.  Consequently, the sponsor has no control over the actions of MSCI.  MSCI has no obligation of any sort with respect to the units of the trust.  Thus, MSCI has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the units.  None of our proceeds from any issuance of the units will be delivered to MSCI.

Reference Asset qualification risk.  The trust has a heavy exposure to the Reference Asset.  Although certain technical rules will allow the trust to qualify as a regulated investment company so long as the Reference Asset qualifies as a regulated investment company, if for any reasons the Reference Asset’s status as a regulated investment company were to terminate, the trust’s status as a regulated investment company may also terminate.

Foreign securities risk. The Reference Index tracks the value of certain foreign equity securities.  You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks.  The foreign securities markets comprising the Reference Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets.  Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions.  These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region.  Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Currency risk.  An investment in the trust is linked to the Reference Asset, which is subject to foreign currency exchange rate risk. The share price of the Reference Asset will fluctuate based upon its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the stocks held by the Reference Asset are traded.  Accordingly, investors in the units of the trust will be exposed to currency exchange rate risk with respect to each of the currencies in which the stocks held by the Reference Asset are traded.  An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar.  If, the dollar strengthens against these currencies, the net asset value of the Reference Asset will be adversely affected and the price of the Reference Asset may decrease.

Correlation risk.  The correlation between the performance of the Reference Asset and the performance of the Reference Index may be imperfect. The performance of the Reference Asset is linked principally to the performance of the Reference Index. However, because of the potential discrepancies, the return on the Reference Asset may correlate imperfectly with the return on the Reference Index.

Interest rate risk.  The value of securities will fall if interest rates increase.  The Treasury Obligations in your trust typically fall in value when interest rates rise and rise in value when interest rates fall.  Securities with longer periods before maturity are often more sensitive to interest rate changes.

 Credit risk.  An issuer of a security in the trust is unable or unwilling to meet its obligation on the security.

Capped upside and partial downside protection. The target return for units purchased on the trust’s inception date and held for the life of the trust is based on the performance of the Reference Asset, subject to a Maximum Return.  If the Reference Asset increases more than approximately [8.0]% over the Initial Reference Level as of the Option expiration date, the return on units purchased on the trust’s inception date and held for the life of the trust will be capped at the Maximum Return and may be less than the performance of the Reference Asset.  Because the Buffer Amount is designed to protect only against Reference Asset price declines relative to the Initial Reference Level over the life of the trust of approximately [10%], unitholders may experience significant losses on their investment if the Reference

Asset declines by more than this amount.  The trust’s ability to provide enhanced return, capped upside at the Maximum Return level and partial downside protection is dependent on unitholders purchasing units at the trust’s inception and holding until the trust’s mandatory termination date.  You may realize a return that is higher or lower than the intended returns in certain cases, such as redeeming units prior to the trust’s mandatory termination date, where Options or Treasury Obligations are otherwise liquidated by the trust prior to expiration or increases in expenses of the trust above estimated levels including related to potential tax-related expenses.

Tax and legislation risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future.  Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in the trust.  In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities.  No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Reference Asset.  No one can predict whether implied volatility will rise or fall in the future.

Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent.  No one can guarantee that a liquid trading market will exist for any security.

No FDIC guarantee.  An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

TRUST ADMINISTRATION

Your Trust.  Your trust is a unit investment trust registered under the Investment Company Act of 1940.  We created the trust under a trust agreement between Matrix Capital Group, Inc.  (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).  To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.  Each unit represents an undivided interest in the assets of your trust.  These units remain outstanding until redeemed or until your trust terminates.  The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

Changing Your Portfolio.  Your trust is not a managed fund.  Unlike a managed fund, we designed your portfolio to remain relatively fixed.  Your trust will generally buy and sell securities:

• to pay expenses,

• to issue additional units or redeem units,

• in limited circumstances to protect the trust,

• to make required distributions or avoid imposition of taxes on the trust, or

• as permitted by the trust agreement.

When your trust sells securities, the composition and diversity of the securities in the portfolio may be altered.  If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement.  The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to your trust.  In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your trust on the trust’s inception date.  The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company.

We may increase the size of your trust as we sell units.  When we create additional units, if any, we will seek to replicate the existing portfolio including the purchasing and writing of the Options.  When your trust buys securities, it may pay brokerage or other acquisition fees.  You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities.  When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust or the trustee.

Amending the Trust Agreement.  The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee).  We cannot change this agreement to reduce your interest in your trust without your consent.  Investors owning two-thirds of the units in your trust may vote to change this agreement.

Termination of Your Trust.  Your trust will terminate on the termination date set forth under “Essential Information” for the trust.  The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit.  At this size, the expenses of your trust may create an undue burden on your investment.  Investors owning two-thirds of the units in your trust may also vote to terminate the trust early.  The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust.  If this happens, we will refund any sales fee that you paid.

The trustee will notify you of any termination and sell any remaining securities.  The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses.  Your termination distribution may be less than the price you originally paid for your units.

The Sponsor.  The sponsor of the trust is Matrix Capital Group, Inc. acting through its Matrix Defined Trusts division.  Matrix is registered under the Securities Exchange Act of 1934 as a broker-dealer.  Matrix is organized as a corporation under the laws of the State of New York.  Matrix is a member of the Financial Industry Regulatory Authority, Inc.  Matrix provides brokerage services to institutions, investment advisers, high net worth individuals and proprietary retail clients.  The principal office of Matrix is 420 Lexington Avenue, Suite 601, New York, New York 10170. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions.  The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

The Trustee.  The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office.  We may remove and replace the trustee in some cases without your consent.  The trustee may also resign by notifying us and investors.

Portfolio Consultant.  For its service as portfolio consultant, Convexcel will be paid by the trust a fee of ____% of the average net assets of the trust at the close of the initial offering period.  Convexcel will also provide advice to the sponsor to help the sponsor provide portfolio supervisory services to the trust.  The sponsor will pay some or all of its supervisory fee to Convexcel.   While the sponsor is responsible for supervising the trust’s portfolio, neither the sponsor nor the Convexcel manage the trust.

Convexcel is not an affiliate of the sponsor. Certain employees of Convexcel are registered broker-dealer representatives of Matrix Capital Group, Inc.  The portfolio consultant may use the list of securities included in the trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities.  The portfolio consultant may recommend or effect transactions in the securities included in your trust.  This may have an adverse effect on the prices of the securities included in your trust.  This also may have an impact on the price your trust pays for the securities and the price received upon unit redemptions or trust termination. The portfolio consultant may act as agent or principal in connection with the purchase and sale of securities, including the securities included in your trust.  The portfolio consultant’s research department may receive compensation based on commissions generated by research and/or sales of units.

You should note that the selection criteria was applied to the securities for inclusion in your trust prior to the trust’s inception date.  After this time, the securities included in your trust may no longer meet the selection criteria.  Should a security no longer meet the selection criteria, we will generally not remove the security from your trust.  In offering the units to the public, neither the sponsor nor any broker-dealers are recommending any of the individual securities but rather the entire pool of securities in your trust, taken as a whole, which are represented by the units.

DISTRIBUTION OF UNITS

The units are available for purchase through registered investment advisors.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

We generally register units for sale in [various states] in the U.S.  We do not register units for sale in any foreign country.  This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully.  We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices.  The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them.  We may also gain or lose money when we deposit securities to create units.  The amount of our profit or loss on the initial deposit of securities into your trust is shown in the “Notes to Portfolio” for the trust.

TAXES

This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust.  This section is current as of the date of this prospectus.  Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers.  For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances.  In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the sponsor.  The Internal Revenue Service could disagree with any conclusions set forth in this section.  In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust.  This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.  The trust intends to qualify as a “regulated investment company” under the federal tax laws.  If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

Distributions.  Trust distributions are generally taxable.  After the end of each year, you will receive a tax statement that separates your trust’s distributions into two categories, ordinary income distributions and capital gains dividends.  Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates.  The presence of the options in the portfolio may limit the ability of the trust to pay capital gains dividends.  Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your shares.   To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below.  In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you.  The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional shares or receive them in cash.  The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any.  The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.  Under the “Health Care and Education Reconciliation Act of 2010,” income from the trust may also be subject to a new 3.8% “Medicare tax” imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Sale or Redemption of Shares.  If you sell or redeem your shares, you will generally recognize a taxable gain or loss.  To determine the amount of this gain or loss, you must subtract your tax basis in your shares from the amount you receive in the transaction.  Your tax basis in your shares is generally equal to the cost of your shares, generally including sales fees.  In some cases, however, you may have to adjust your tax basis after you purchase your shares.  The information statement you receive in regard to the sale or redemption of your units may contain information about your basis in the units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses and Certain Ordinary Income Dividends.   For taxable years beginning after December 31, 2012, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000, with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.  There are proposals before Congress to extend the previous rates, but the success of such proposals is currently uncertain.  If you are an individual, the maximum marginal federal tax rate for net capital gain under the previous rates was generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets).

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year.  Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less.  You must exclude the date you purchase your shares to determine your holding period.    However, if you receive a capital gain dividend from your trust and sell your share at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received.  The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.  The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself.  These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013.  For years beginning after December 31, 2012, ordinary income dividends would be subject to ordinary income tax rates.  There are currently a variety of proposals being considered as to what such rate will be.  The trust will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

In-Kind Distributions.  Under certain circumstances, as described in this prospectus, certain qualified unitholders permitted to hold the Options can request an in-kind distribution of the securities underlying units when redeeming shares or when the trust terminates.  This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.  The Internal Revenue Service could however assert that a loss could not be currently deducted.

Exchanges.  If you elect to have your proceeds from your trust rolled over into a future series of the trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.  Expenses incurred and deducted by your trust will generally not be treated as income taxable to you.  In some cases, however, you may be required to treat your portion of these trust expenses as income.  In these cases you may be able to take a deduction for these expenses.  However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income.

Foreign Tax Credit.  If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries.  In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries.  You may be able to deduct or receive a tax credit for your share of these taxes.

Foreign Investors.  If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below.  However, distributions received by a foreign investor from the trust that are properly designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met.  In addition, distributions after December 31, 2013 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners.  Dispositions of units by such persons may be subject to such withholding after December 16, 2016.

EXPENSES

Your trust will pay various expenses to conduct its operations.  The “Fee Table” shows the estimated amount of these expenses.

Your trust will pay a fee to the trustee for its services.  The trustee also benefits when it holds cash for your trust in non-interest bearing accounts.  Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services.  Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

Your trust will pay its general operating expenses.  Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions.  Your trust may pay the costs of updating its registration statement each year.  The trustee will deposit cash to pay trust expenses.  If the amount of cash deposited is insufficient to pay the trust’s expenses, the trust may sell securities to pay the trust expenses.

Your trust will also pay a licensing fee paid to Convexcel for the use of trademarks, trade names or other intellectual property owned or licensed by Convexcel.  The licensing fee received by Convexcel is equal to ______% of the average net assets of the trust.

EXPERTS

Legal Matters.  Chapman and Cutler LLP acts as counsel for the trust. Dorsey & Whitney LLP acts as counsel for the trustee.

Independent Registered Public Accounting Firm. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

ADDITIONAL INFORMATION

This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission.  The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust.  You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus.  This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

Report of Independent Registered Public Accounting Firm

Unitholders

Matrix Defined Trusts 19

We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages __ and __ of this prospectus, of the Matrix Defined Trusts 19, as of _______, 2013, the initial date of deposit.  The statement of financial condition is the responsibility of the trust’s sponsor.  Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.  The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation.  Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of _________, 2013.  We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Matrix Defined Trusts 19 as of ___________, 2013, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Chicago, Illinois

_______________, 2013

Matrix Defined Trusts 19

Statement of Financial Condition as of ____________

Investment in securities
Contracts to purchase Treasury Obligations(1)(2)	$______
Value of Purchased Call Option (1)
Cash (3)(4)
Total	$______

Liabilities and interest of investors
Liabilities:
Market value of Written Options (1)
Organization costs (3)	$______
Deferred sales fee (4)
Total
Interest of investors:
Cost to investors (5)	$______
Less deferred sales fee and organization costs (3)(4)(5)
Net interest of investors
Total	$______
Number of units
Net asset value per unit	$______

(1) The trust invests in a portfolio of Options and Treasury Obligations.  Aggregated cost of the securities is listed under the “Portfolio” and is based on the closing sale price evaluations as determined by the evaluator.  The liability for the Written Options are based on the aggregate underlying value.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $_______) necessary for the purchase of securities in the trust represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing and offering the trust.  These costs have been estimated at $______ per unit for the trust.  A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied.  To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4) The total sales fee consists of a deferred sales fee .  The maximum sales fee is ____% of the public offering price per unit.  The deferred sales fee is equal to $____ per unit.  A portion of the public offering price represents an amount of cash sufficient to pay for the deferred sales fee.

(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.

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Convexcel SUITSM U.S. Treasury Strips and Option Trust, Series 2

(A unit investment trust included in Matrix Defined Trusts 19)

Prospectus

____________, 2013

CONTENTS

U.S. TREASURY STRIPS AND OPTION TRUST, SERIES 2	2
Overview	2
Investment Objective	2
Principal Investment Strategy	2
Principal Risks	8
Who Should Invest	12
Essential Information	12
Fee and Expenses	13
Portfolio	14
THE TRUST	16
Option Expiration Examples	16
How to Buy Units	20
How to Sell Your Units	22
Distributions	23
Investment Risks	23
Trust Administration	27
Distribution of Units	29
Taxes	30
Expenses	33
Experts	33
Additional Information	33
Report of Independent Registered Public Accounting Firm	34
Statements of Financial Condition	35

Visit us on the Internet

http://www.matrixdefinedtrusts.com

By e-mail
info@matrixdefinedtrusts.com

Call Matrix Capital Group, Inc.

(866) 960-1355

Call The Bank of New York Mellon

(800) 428-8890

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission.  To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:  publicinfo@sec.gov

Write:   Public Reference Section

              Washington, D.C.  20549

Visit:     http://www.sec.gov

              (EDGAR Database)

Call:      1-202-551-8090 (only for information on the operation of the Public Reference Section)

Matrix Defined Trusts 19

Securities Act file number:  333-______

Investment Company Act file number: 811-22166

MATRIX DEFINED TRUSTS 19

U.S. TREASURY STRIPS AND OPTION TRUST, SERIES 2

Information Supplement

 This Information Supplement provides additional information concerning the trust described in the prospectus for the Matrix Defined Trusts series identified above.  This Information Supplement should be read in conjunction with the prospectus.  It is not a prospectus.  It does not include all of the information that an investor should consider before investing in the trust.  It may not be used to offer or sell units of the trust without the prospectus.  This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission.  Investors should obtain and read the prospectus prior to purchasing units of the trust.  You can obtain the prospectus without charge by contacting your financial professional or by contacting Matrix Capital Group, Inc. at 420 Lexington Avenue, Suite 601, New York, New York 10170 or by calling (866) 960-1355.  This Information Supplement is dated as of the date of the prospectus.

Contents

General Information	2
Investment Objective and Policies	3
Risk Factors	5
Trust Administration	9
Portfolio Transactions and Brokerage Allocation	18
Purchase, Redemption and Pricing of Units	18
Taxation	24
Performance Information	27

2829015.01.01.doc

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General Information

The trust is one of a series of separate unit investment trusts created under the name Matrix Defined Trusts and registered under the Investment Company Act of 1940.  The trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York.  The trust was created under the trust agreement among Matrix Capital Group, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust.  Additional units of the trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities.  As additional units are issued by the trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased.  The sponsor may continue to make additional deposits of securities into the trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the principal amounts and number of contracts in such trust.  Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount and number of contracts of each security.  If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because your trust will pay any associated brokerage fees.

The trustee has not participated in the selection of the securities deposited in your trust and has no responsibility for the composition of the trust portfolio.

Each unit initially offered represents an undivided interest in the related trust.  To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in the trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.  Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

The trust consists of (a) the securities listed under “Portfolio” in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust.  Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities.  However, should any contract for the purchase of any of the securities initially deposited in the trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

Investment Objective and Policies

The objective of the trust is described in the prospectus in the individual trust section.  The trust invests in a portfolio consisting of the components described in the prospectus.  There is, of course, no guarantee that the trust will achieve its objective.

The trust is a unit investment trust and is not an “actively managed” fund.  Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis.  The portfolio of the trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of the trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement.  Thus, the assets of the trust will generally remain unchanged under normal circumstances.  The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to your trust.

The trustee may sell securities, designated by the supervisor, from the trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

In addition, if the trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that the trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on the trust or undistributed income of the trust as a regulated investment company.

Because certain of the securities in the trust may from time to time under certain circumstances be sold, exercised, redeemed, mature in accordance with their terms, terminate or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that the trust will retain for any length of time its present size and composition.  Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security.  In the event of a failure to deliver any security that has been purchased for the trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities.  The Replacement Securities

for securities other than the Treasury Obligations must be securities of the type selected for your trust and must not adversely affect the federal income tax status of the trust.

The Replacement Securities for failed Treasury Obligations (i) shall be bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities, having no warrants or subscription privileges attached; (ii) shall be payable in United States currency; (iii) shall not be “when, as and if issued” obligations or restricted securities; (iv) shall be issued after July 18, 1984 if interest thereon is United States source income; (v) shall be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or in effect guaranteed, directly or indirectly, by means by of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the Replacement Securities; and (vi) shall not cause the units of the related trust to cease to be rated “AAA” by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. if the units are so rated. For the Treasury Obligations, the purchase price of the Replacement Securities (exclusive of accrued interest) shall not exceed the principal attributable to the Failed Securities.

Whenever a Replacement Security is acquired for the trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security.  Once all of the securities in the trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder’s investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security.  In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

In the event that a Replacement Security is not acquired by the trust, the income for such trust may be reduced.

To the best of the sponsor’s knowledge, there is no litigation pending as of the trust’s inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust.  At any time after your trust’s inception, litigation may be instituted on a variety of grounds with respect to the securities.  The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on your trust.  The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

Risk Factors

Market risk is the risk that the value of the securities in your trust will fluctuate.  This could cause the value of your units to fall below your original purchase price.  Market value fluctuates in response to various factors.  These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security.  While the Put Option and Call Options are individually related to the Reference Asset, the return on the options depends on the value of the Reference Asset at the Option Expiration Date.  The Option Expiration Date is [June 21, 2014].  Even though we supervise your portfolio, you should remember that we do not manage your portfolio.  Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

Options risk.  The value of the Options will be affected by changes in the value of the Reference Asset and the underlying securities, changes in interest rates, changes in the actual and perceived volatility of the stock market and the Reference Asset and the remaining time to the Option Expiration Date.  The value of the Options does not increase and decrease at the same rate as the value of the Reference Asset (although they generally move in the same direction).  However, as an Option approaches its expiration date, its value increasingly moves with the value of the Reference Asset.  The value of the Written Options reduces the value of your units.  As the value of these option contracts increases, it has a negative impact on the value of your units.  When the trust buys option contracts, the value of your units increases, but if the value of these options contracts decreases, it has a negative impact on the value of your units.  The trust may experience substantial downside from specific option contracts positions and certain option contract positions may expire worthless.

Treasury Obligations risk.  Treasury Obligations are direct obligations of the United States that are backed by the full faith and credit of the United States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices of less than their par value at maturity, indicating a market discount. Certain Treasury Obligations may have been purchased on the trust’s inception date at prices greater than their par value at maturity, indicating a market premium.  Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.    The trust invests a substantial proportion of its net assets in stripped zero coupon Treasury Obligations.  Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest.  Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

Reference Asset performance and equity risk.  The Options represent indirect positions in the Reference Asset and are subject to changes in value as the Reference Asset rises or falls.  The value of the Options may be adversely affected by various factors, including factors affecting the Reference Asset, Reference Index and the value of the underlying securities held by the Reference Asset or comprise the Reference Index.  The settlement value of the Options is based on the Reference Asset Closing Value on the Option Expiration Date only, and will be substantially determined by market conditions as of such time.  The Reference Index consists primarily of stocks, the returns of which may vary from those of the stock market performance in the global emerging markets. The price of the Reference Asset and the value of the Reference Index will fluctuate over time based on changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates, the supply and demand for stocks in the global emerging markets and other factors. Although common stocks have historically generated higher average returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatile returns. Common stocks are structurally subordinated to preferred stocks, bonds and other debt instruments in a company’s capital structure, and represent a residual claim on the issuer’s assets that have no value unless such assets are sufficient to cover all other claims.

 The return on the trust will not reflect the return you would realize if you actually owned shares of the Reference Asset or a security directly linked to the performance of the Reference Asset and held such investment for a similar period.  Your units may trade quite differently from the Reference Asset.  Changes in the price of the Reference Asset may not result in comparable changes in the market value of your units.  Even if the price of the Reference Asset increases during the life of the trust, the value of the units prior to termination date may not increase to the same extent.  It is also possible for the value of the units to decrease while the price of the Reference Asset increases. In addition, any dividends or other distributions paid on the Reference Asset will not be reflected in the amount payable on the units.

You will not have any shareholder rights and will have no right to receive any shares of the Reference Asset at maturity because investing in the trust will not make you a holder of any shares of the Reference Asset.  Neither you nor any other unitholder will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those securities.

Reference Asset adjustment risk.  Adjustments to the Reference Asset could adversely affect the units of the trust.  BlackRock® in its role as the sponsor and advisor of the Reference Asset, is responsible for calculating and maintaining the Reference Asset. BlackRock® can add, delete or substitute the stocks comprising the Reference Asset or make other methodological changes that could change the share price of the Reference Asset at any time.  If one or more of these events occurs, the calculation of the amount payable at termination date may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the value of the units of the trust.

The sponsor, portfolio consultant and their affiliates do not have any affiliation with the investment advisor of the Reference Asset and are not responsible for its public disclosure of information. The sponsor, portfolio consultant and their affiliates are not affiliated with BlackRock® in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. BlackRock® is not involved in any offering of the units of the trust in any way and has no obligation to consider your interests as unitholder in taking any actions relating to the Reference Asset that might affect the value of your units.  The sponsor, portfolio consultant and their affiliates have not independently verified the adequacy or accuracy of the information about

BlackRock® or the Reference Asset contained in any public disclosure of information.  You, as an investor in the units of the trust, should make your own investigation into the Reference Asset.

Reference Asset management risk.  The Reference Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Reference Asset’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Reference Asset track the relevant industry or sector.

Reference Index market risk.  The Reference Index will affect the market value of the units and the amount you will receive at termination date. The policies of MSCI concerning the calculation of the Reference Index, additions, deletions or substitutions of the components of the Reference Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Reference Index and, therefore, could affect the share price of the Reference Asset, the amount payable on the units at termination, and the value of the units prior to termination date. The amount payable on the units and their value could also be affected if MSCI changes these policies, for example, by changing the manner in which it calculates the Reference Index, or if  MSCI discontinues or suspends the calculation or publication of the Reference Index.

MSCI is not an affiliate of the sponsor and will not be involved in any offerings of the units of the trust in any way.  Consequently, the sponsor has no control over the actions of MSCI.  MSCI has no obligation of any sort with respect to the units of the trust.  Thus, MSCI has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the units.  None of our proceeds from any issuance of the units will be delivered to MSCI.

Reference Asset qualification risk.  The trust has a heavy exposure to the Reference Asset.  Although certain technical rules will allow the trust to qualify as a regulated investment company so long as the Reference Asset qualifies as a regulated investment company, if for any reasons the Reference Asset’s status as a regulated investment company were to terminate, the trust’s status as a regulated investment company may also terminate.

Foreign securities risk. The Reference Index tracks the value of certain foreign equity securities.  You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks.  The foreign securities markets comprising the Reference Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets.  Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions.  These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region.  Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Currency risk.  An investment in the trust is linked to the Reference Asset, which is subject to foreign currency exchange rate risk. The share price of the Reference Asset will fluctuate based upon its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the stocks held by the Reference Asset are traded.  Accordingly, investors in the units of the trust will be exposed to currency exchange rate risk with respect to each of the currencies in which the stocks held by the Reference Asset are traded.  An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar.  If, the dollar strengthens against these currencies, the net asset value of the Reference Asset will be adversely affected and the price of the Reference Asset may decrease.

Correlation risk.  The correlation between the performance of the Reference Asset and the performance of the Reference Index may be imperfect. The performance of the Reference Asset is linked principally to the performance of the Reference Index. However, because of the potential discrepancies, the return on the Reference Asset may correlate imperfectly with the return on the Reference Index.

Interest rate risk.  The value of securities will fall if interest rates increase.  The Treasury Obligations in your trust typically fall in value when interest rates rise and rise in value when interest rates fall.  Securities with longer periods before maturity are often more sensitive to interest rate changes.

 Credit risk.  An issuer of a security in the trust is unable or unwilling to meet its obligation on the security.

Capped upside and partial downside protection. The target return for units purchased on the trust’s inception date and held for the life of the trust is based on the performance of the Reference Asset, subject to a Maximum Return.  If the Reference Asset increases more than approximately [8.0]% over the Initial Reference Level as of the Option expiration date, the return on units purchased on the trust’s inception date and held for the life of the trust will be capped at the Maximum Return and may be less than the performance of the Reference Asset.  Because the Buffer Amount is designed to protect only against Reference Asset price declines relative to the Initial Reference Level over the life of the trust of approximately [10%], unitholders may experience significant losses on their investment if the Reference Asset declines by more than this amount.  The trust’s ability to provide enhanced return, capped upside at the Maximum

Return level and partial downside protection is dependent on unitholders purchasing units at the trust’s inception and holding until the trust’s mandatory termination date.  You may realize a return that is higher or lower than the intended returns in certain cases, such as redeeming units prior to the trust’s mandatory termination date, where Options or Treasury Obligations are otherwise liquidated by the trust prior to expiration or increases in expenses of the trust above estimated levels including related to potential tax-related expenses.

Tax and legislation risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future.  Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in the trust.  In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities.  No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Reference Asset.  No one can predict whether implied volatility will rise or fall in the future.

Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent.  No one can guarantee that a liquid trading market will exist for any security.

No FDIC guarantee.  An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Additional Deposits.  The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units.  In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

Trust Administration

Distributions to Unitholders.  Income received by the trust, if any, including the part of the proceeds of any disposition of Treasury Obligations which represents accrued interest, is credited by the trustee to the Income Account for the trust.  All other receipts are credited by the trustee to a separate Capital Account for the trust.  The trustee will normally distribute any income received by the trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a “regulated investment company” for federal tax purposes.  There is no assurance that any actual distributions will be made since any income received may be used to pay expenses.  In addition, excess amounts from the Capital Account of the trust, if any, will be distributed at least annually to the unitholders then of record.  Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account.  The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $0.01 per unit.  The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

Because income is not received by the trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.  Persons who purchase units will commence receiving distributions only after such person becomes a record owner.  A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received.  Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Income Account of the trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust.  The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the trust.  Amounts so withdrawn shall not be considered a part of the trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts.  In addition, the trustee may withdraw from the Income and Capital Accounts of the trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders.  With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of the trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust.  The accountants’ report will be furnished by the trustee to any unitholder upon written request.  Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of the trust a statement, covering the calendar year, setting forth for the trust:

(A) As to the Income Account:

(1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

(2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3) the deductions, if any, from the Income Account for payment into the Reserve Account;

(4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(6) the deductions for payment of the depositor’s expenses of maintaining the registration of the trust units, if any;

(7) the aggregate distributions to unitholders; and

(8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B) As to the Capital Account:

(1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

(2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any,  and for redemptions;

(3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

(4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5) the deductions for payment of the depositor’s expenses of organizing the trust;

(6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(7) the deductions for payment of deferred sales fee and creation and development fee,  if any;

(8) the deductions for payment of the depositor’s expenses of maintaining the registration of the trust units, if any;

(9) the aggregate distributions to unitholders;  and

(10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C) the following information:

(1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

(2) the number of units outstanding on the last business day of such calendar year;

(3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

(4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

Rights of Unitholders.  A unitholder may at any time tender units to the trustee for redemption.  The death or incapacity of any unitholder will not operate to terminate the trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust.  No unitholder shall have the right to control the operation and management of the trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of the trust.

Amendment and Termination.  The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended.  The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments.  The trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.  Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust.  No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust.  The trustee will notify unitholders of the substance of any such amendment.

The trust agreement provides that the trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date.  If the value of the trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust.  The trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding.  In addition, the sponsor may terminate the trust if it is based on a security index and the index is no longer maintained.  The trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If the trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust.  The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law.  The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after the trust’s termination.  The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold.  The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day.  Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Approximately thirty days prior to termination of the trust, the trustee will notify unitholders of the termination and provide a form allowing certain qualifying unitholders to elect an in-kind distribution.  A unitholder who owns meets the requirements described in the prospectus may request an in-kind distribution from the trustee instead of cash.  The trustee will make an in-kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company.  The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled.  The trustee may adjust the number of shares of any security included in a unitholder’s in-kind distribution to facilitate the distribution of whole shares.  The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders.  Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

Within a reasonable period after termination, the trustee will sell any securities remaining in the trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of the trust at approximately the time of the mandatory termination date.  If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee.  There is, however, no assurance that units of any new series of the trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee.  The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust.  In accordance with the trust agreement, the trustee shall keep records of all transactions at its office.  Such records shall include the name and address of, and the number of units held by, every unitholder of the trust.  Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours.  The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation.  The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the trust.  Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the trust.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect.  The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly.  If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to the trust, the sponsor, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.  Notice of such removal and appointment shall be mailed to each unitholder by the sponsor.  Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor.  The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor.  The sponsor of your trust is Matrix Capital Group, Inc.  The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor is registered under the Securities Exchange Act of 1934 as a broker-dealer.  The sponsor is organized as a corporation under the laws of the State of New York.  The sponsor is a member of the Financial Industry Regulatory Authority, Inc.  The sponsor provides brokerage services to institutions, investment advisers, high net worth individuals and proprietary retail clients.  The principal office of the sponsor is 420 Lexington Avenue, Suite 601, New York, New York 10170.

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

The Evaluator and Supervisor.  Matrix Capital Group, Inc., the sponsor, also serves as evaluator and supervisor.  The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor.  Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator.  If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor.  Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

Limitations on Liability.  The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder.  The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities.  In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith.  The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof.  In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof.  The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Trust Expenses.  The sponsor will not charge the trust any fees for services performed as sponsor.  The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in your trust.

The sponsor may receive a fee from your trust for creating and developing your trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. The trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trustee receives for its services that fee set forth in the prospectus.  The trustee’s fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.  The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee.  Part of the trustee’s compensation for its services to the trust is expected to result from the use of these funds.

The supervisor will charge the trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services.  Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For evaluation of the securities in the trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services.  Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For providing bookkeeping and administrative services to the trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services.  Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

The trustee’s fee, sponsor’s fee for providing bookkeeping and administrative services to your trust, supervisor’s fee and evaluator’s fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account.  Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The following additional charges are or may be incurred by your trust:  (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust.  The fees and expenses set forth herein are payable out of the trust and, when owing to the trustee, are secured by a lien on the trust.  If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts.  These sales may result in capital gains or losses to unitholders.  The trust may pay the costs of updating its registration statement each year.

Portfolio Transactions and Brokerage Allocation

When the trust sells securities, the composition and diversity of the securities in the trust may be altered.  In order to obtain the best price for the trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold.  In effecting purchases and sales of the trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

Public Offering Price.  Units of the trust are offered at the public offering price thereof.  The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus.  The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee.  The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus.  The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus.  Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments.  Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption.  During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing the trust.  These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee.  These costs will be deducted from the trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding.  Such price determination as of the opening of business on the date the trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator.  After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation.  Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus.  Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

Had units of the trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under “Essential Information” in the prospectus.  The public offering price per unit of the trust on the date of the prospectus or on any subsequent date will vary from the amount stated under “Essential Information” in the prospectus in accordance with fluctuations in the prices of the underlying securities.  Net asset value per unit is determined by dividing the value of the trust’s portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding.  We generally determine the value of the Options using the last sale price for the Options.  For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price the Options based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will do this if a security is not principally traded on a national securities exchange or a U.S. options exchange or if the market quotes are unavailable or inappropriate.  For the Treasury Obligations, The value is generally determined during the initial offering period based on the aggregate offering side evaluation.  After the initial offering period ends, the value of the Treasury Obligations is generally determined based on the bid side evaluations.  The aggregate bid and offering side evaluations of the securities shall be determined (a) on the basis of current bid or offering prices of the securities, (b) if bid or offering prices are not available for any particular security, on the basis of current bid or offering prices for comparable securities, (c) by determining the value of securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above. The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with your trust’s inception date of the securities, effective for all sales made during the preceding 24-hour period.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto.  A person will become the owner of units on the date of settlement provided payment has been received.  Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor’s business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

Comparison of Public Offering Price and Redemption Price.  While the value of Treasury Obligations for purposes of calculating the net asset value of units during the initial offering period will generally be determined on the basis of the current offering prices of the Treasury Obligations, after the initial offering period the value of the Treasury Obligation for purposes of calculating net asset value of units will generally be determined on the basis of the current bid prices of the Treasury Obligations.  As of the close of business on the business day before the trust’s inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the sales fee.  The bid prices on Treasury Obligations similar to those in the trust are lower than the offering prices thereof.  For this reason, among others (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales fee), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

Public Distribution of Units.  The sponsor intends to qualify the units for sale in a number of states.  Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others.  Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus.  Certain commercial banks may be making units available to their customers on an agency basis.  The sponsor reserves the right to change the discounts from time to time.

We currently provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.  The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Profits of Sponsor.  The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of the trust and will pay a portion of such sales fees to dealers and agents.  In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust.  The sponsor may also realize profits or losses with respect to securities deposited in the trust which were acquired from underwriting syndicates of which the sponsor was a member.  An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit.  The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in the trust.

Market for Units.  After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any organization costs during the initial offering period.  While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units.  Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof.  The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units.  Any profit or loss resulting from the resale of such units will belong to the sponsor.  If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

Redemption.  A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office.

Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed.  Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished.  The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption.  Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption.  Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations.  Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return.  Under normal circumstances, the trustee obtains the unitholder’s tax identification number from the selling broker.  However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.”  In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested.  Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of the trust to the extent that funds are available for such purpose.  All other amounts paid on redemption shall be withdrawn from the Capital Account for the trust.

Unitholders tendering units for redemption may request a distribution in kind (a “Distribution In Kind”) from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company.  The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled.  The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender.  If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities.  The in kind redemption option may be terminated by the sponsor at any time.

Unitholders tendering units for redemption may request a distribution in kind (a “Distribution In Kind”) from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company.  The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled.  The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender.  If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities.  The in kind redemption option may be terminated by the sponsor at any time.

The trustee is empowered to sell securities in order to make funds available for the redemption of units.  To the extent that securities are sold or redeemed in-kind, the size of the trust will be, and the diversity of the trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security.  Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized.  The price received upon redemption or termination may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption or termination.

The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units.  In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit.  The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price.  The redemption price for units of the trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding:  (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

Retirement Plans.  The trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans.  Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation.  All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment.  Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.  Such plans are offered by brokerage firms and other financial institutions.  The trust will lower the minimum investment requirement for IRA accounts.  Fees and charges with respect to such plans may vary.

Ownership of Units.  Ownership of units will not be evidenced by certificates.

Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement.  Fractions of units, if any, will be computed to three decimal places.

Taxation

The prospectus contains a discussion of certain U.S. federal income tax issues concerning your trust and the purchase, ownership and disposition of trust units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of trust units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by your trust. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

If so indicated in the prospectus, your trust intends (i) to elect and (ii) to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its unitholders.

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your trust must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the trust’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the trust’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the trust controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

The trust’s transactions in futures contracts and options will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital, or short-term or long-term), may accelerate recognition of income to the trust and may defer trust losses. These rules could, therefore, affect the character, amount and timing of distributions to shareholders. These provisions also (a) will require the trust to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out), and (b) may cause the trust to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement for qualifying to be taxed as a regulated investment company and the distribution requirement for avoiding excise taxes.

As a regulated investment company, your trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short term capital loss), if any, that it distributes to unitholders. The trust intends to distribute to its unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, your trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your trust retains any net capital gain, the trust may designate the retained amount as undistributed capital gains in a notice to unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your trust in October, November or December with a record date in such a month and paid by your trust during January of the following calendar year. These distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If your trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its unitholders) and all distributions out of earnings and profits would be taxed to unitholders as ordinary dividend income.

If your trust is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a “controlled foreign corporation” (a “CFC”) from a U.S. tax perspective.  In such circumstances, your trust will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the trust’s taxable income whether or not such income is distributed.

If the trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders.  The trust will not be able to pass through to its unitholders any credit or deduction for such taxes.  The trust may be able to make an election that could ameliorate these adverse tax consequences.  In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

Performance Information

Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material.  Information on the performance of the trust strategy or the actual performance of the trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of the trust.  The performance of the trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor’s 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The prospectus

The signatures

The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1	Form of Trust Agreement (to be filed by amendment).
1.1.1	Form of Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Matrix Defined Trusts (File No. 333-150528) as filed on July 2, 2008.
1.2

Certificate of Incorporation of Matrix Capital Group, Inc. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Matrix Defined Trusts (File No. 811-22166) as filed on April 29, 2008.

1.3	Bylaws of Matrix Capital Group, Inc. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for Matrix Defined Trusts (File No. 811-22166) as filed on April 29, 2008.
2.1	Form of Copy of Certificate of Ownership. Reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Matrix Defined Trusts (File No. 811-22166) as filed on April 29, 2008.
2.2	Form of Code of Ethics. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Matrix Defined Trusts (File No. 811-22166) as filed on April 29, 2008.
3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment).
3.3	Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).
4.1	Consent of evaluator (to be filed by amendment).
4.2	Consent of independent auditors (to be filed by amendment).
6.1	List of Officers of Matrix Capital Group, Inc. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Matrix Defined Trusts (File No. 811-22166) as filed on April 29, 2008.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Matrix Defined Trusts 19 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 31st day of December, 2012.

Matrix Defined Trusts 19

By Matrix Capital Group, Inc., Depositor

By /s/ CHRISTOPHER ANCI

             Christopher Anci

             President

Pursuant to the requirements of the Securities Act of 1933, the Depositor, Matrix Capital Group, Inc., has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, theunto duly authorized, in the City of New York and the State of New York on the 31st Day of December, 2012.

Matrix Capital Group, Inc., Depositor

By /s/ CHRISTOPHER ANCI

             Christopher Anci

             Sole Director